Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Nine months ended Sept. 28,
	2007	2008	2009	2010	2011	2012
Fixed Charges
Interest expense	$2,085	$2,264	$1,304	$2,661	$2,812	$2,408
Interest capitalized	378	370	112	31	48	141
Interest portion of rent	2,626	2,517	2,792	3,290	2,959	2,079

Total fixed charges	5,089	5,151	4,208	5,982	5,819	4,628

Earnings
add:
Pretax income	82,705	26,076	(20,784)	70,968	54,266	33,421
Amortization of capitalized interest	567	595	517	499	441	450
less:
Interest capitalized	378	370	112	31	48	141

Total earnings	$82,894	$26,301	$(20,379)	$71,436	$54,659	$33,730

Ratio	16.29	5.11	—	11.94	9.39	7.29

Total earnings were insufficient to cover the fixed charges for 2009 by $24.6 million primarily due to operating losses. Accordingly, such ratio is not presented for the year ended December 31, 2009.

Fixed charges are equal to interest expense (including amortization of deferred financing costs), plus the portion of rent expense estimated to represent interest.